UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HELIX BIOMEDIX, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8% CONVERTIBLE PROMISSORY NOTES DUE JULY 11, 2011,

8% CONVERTIBLE PROMISSORY NOTES JULY 11, 2013

AND

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

R. Stephen Beatty

President and Chief Executive Officer

Helix BioMedix, Inc.

22118 20th Ave. SE, Suite 204

Bothell, WA 98021

(425) 402-8400

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Mark F. Worthington, Esq.

Summit Law Group, PLLC

315 Fifth Avenue South, Suite 1000

Seattle, Washington 98104

(206) 676-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$5,542,500	$395.18

(1)	Calculated solely for purposes of estimating the filing fee. The transaction value assumes the amendment and conversion or amendment of $4,474,000 in aggregate principal amount of 8% Convertible Promissory Notes due July 1, 2011 and 8% Convertible Promissory Notes due July 1, 2013 and the amendment and exercise of Warrants to purchase an aggregate of 868,500 shares of Common Stock at an exercise price of $1.00 per share and Warrants to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $0.80 per share.
(2)	The amount of the filing fee was calculated at a rate of $71.30 per $1,000,000 of transaction value.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $395.18	Filing Party: Helix BioMedix, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 24, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Helix BioMedix, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on November 24, 2010 pursuant to Rule 13e-4 of the Securities Exchange Act of 1934, as amended, in connection with the Company’s offer (the “Offer”) to (a) amend and convert (together with all accrued interest thereon) into shares of its Common Stock or amend up to $3,474,000 in aggregate principal amount of its 8% Convertible Promissory Notes due July 1, 2011 (the “2011 Notes”) and up to $1,000,000 in aggregate principal amount of its 8% Convertible Promissory Notes due July 1, 2013 (the “2013 Notes” and, together with the 2011 Notes, the “Existing Notes”) and (b) amend and exercise its outstanding Warrants to purchase an aggregate of 868,500 shares of its Common Stock at an exercise price of $1.00 per share (the “2011 Warrants”) and Warrants to purchase an aggregate of 250,000 shares of its Common Stock at an exercise price of $0.80 per share (the “2013 Warrants” and, together with the 2011 Warrants, the “Existing Warrants”). The Offer is made upon the terms and subject to the conditions set forth in the Offering Memorandum dated December 9, 2010 (the “Offering Memorandum”) and in the related Convertible Promissory Note Conversion/Amendment and Warrant Amendment/Exercise Election, copies of which are attached as Exhibit (a)(1) and Exhibit (a)(2) to this Amendment No. 1, respectively, and are incorporated herein by reference.

The information, including all schedules and exhibits thereto, which was previously filed with the Schedule TO is incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits

(a) (1)*	Offering Memorandum dated December 9, 2010.

(2)*	Form of Convertible Promissory Note Conversion/Amendment and Warrant Amendment/Exercise Election.

(3)	Helix BioMedix, Inc. Annual Report on Form 10-K for the year ended December 31, 2009, filed with the Securities and Exchange Commission and incorporated herein by reference.

(4)	Helix BioMedix, Inc. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission and incorporated herein by reference.

(b)	Not applicable.

(d) (1)	Rights Agreement dated August 21, 2003 (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(2)	Helix BioMedix, Inc. Amended and Restated 2000 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2002).

(3)	Form of Helix BioMedix, Inc. Stock Option Agreement for Purchase of Stock (incorporated by reference to Annex A to Exhibit 10.5 to the Company’s Annual Report on Form 10-KSB/A for the year ended December 31, 2002).

(4)	Convertible Note and Warrant Purchase Agreement dated as of February 14, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(a) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(5)	Convertible Promissory Note dated as of February 14, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(b) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008).

(6)	First Amendment to Note and Warrant Purchase Agreement and Convertible Promissory Note dated as of June 27, 2008 between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 10.17(c) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(7)	Form of Convertible Note and Warrant Purchase Agreement between the Company and the other parties thereto (incorporated by reference to Exhibit 10.19 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009).

(8)	Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(9)	Amendment to Employment Agreement dated December 10, 2003 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.13 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(10)	Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9(a) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006).

(11)	Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and R. Stephen Beatty (incorporated by reference to Exhibit 10.9(b) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(12)	Employment Agreement dated September 24, 2003, effective July 1, 2003, between the Company and Timothy Falla (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(13)	Amendment to Employment Agreement dated December 10, 2003 between the Company and Timothy Falla (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003).

(14)	Second Amendment to Employment Agreement dated effective as of June 30, 2006 between the Company and Timothy Falla Beatty (incorporated by reference to Exhibit 10.8(a) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006).

(15)	Third Amendment to Employment Agreement dated effective as of June 15, 2007 between the Company and Timothy Falla (incorporated by reference to Exhibit 10.8(b) to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(16)	Employment Letter Agreement dated October 8, 2007 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.28 to the Company’s Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2007).

(17)	First Amendment to Employment Letter Agreement dated effective as of November 15, 2007 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.5(a) to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(18)	Second Amendment to Employment Letter Agreement dated effective as of June 30, 2008 between the Company and Robin L. Carmichael (incorporated by reference to Exhibit 10.5(b) to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2008).

(19)	Forms of 2001/2002 Warrants and 2002/2003 Warrants (incorporated by reference to Appendices C and D, respectively, to Exhibit (a)(1)(a) to the Company’s Schedule TO filed with the Securities and Exchange Commission on March 2, 2005).

(20)	Form of 2006 Warrant (incorporated by reference to Exhibit (d)(20) to the Company’s Schedule TO filed with the Securities and Exchange Commission on November 24, 2010).

(21)	Form of Warrant issued to employees and non-employees for services (incorporated by reference to Exhibit (d)(21) to the Company’s Schedule TO filed with the Securities and Exchange Commission on November 24, 2010).

(22)	Convertible Promissory Note Conversion and Warrant Exercise Agreement dated effective as of November 22, 2010 by and between the Company and RBFSC, Inc. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 24, 2010).

(g)	Incorporated by reference to Exhibits (a)(1) and (a)(2).

(h)	Not applicable.

*	Filed herewith and replacing previously filed exhibit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Helix BioMedix, Inc.

/s/ R. Stephen Beatty

R. Stephen Beatty
President and Chief Executive Officer

Date: December 9, 2010